UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,169,741

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,169,741

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,169,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.38%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.26%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.13%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,461,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,461,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.77%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, and Amendment No. 8 filed on August 11, 2016 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 9 to the Schedule 13D.

For information required by Instruction C to Schedule 13D with respect to the executive officers, directors and/or managers, as applicable, of TRT Holdings, Cresta Investments and Cresta Greenwood, reference is made to Attachments 1, 2 and 3 hereto, each of which is incorporated herein by reference.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On January 25, 2017, the Reporting Persons entered into a letter agreement (the “Letter Agreement”) with the Issuer and, solely for the limited purposes stated therein, Michael T. Popejoy and Michael Frantz (together, the “TRT Nominees”).  Under the terms of the Letter Agreement, the Issuer agreed to appoint Michael T. Popejoy to the Issuer’s Board of Directors (the “Board”) and to take all necessary actions to nominate the TRT Nominees for election to the Board at the Issuer’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”), including, without limitation, nominating, recommending, and including in the Issuer’s proxy statement the TRT Nominees for election as directors of the Issuer at the 2017 Annual Meeting. The Letter Agreement also provides that the Issuer will not increase the size of the Board to more than seven members prior to the 2017 Annual Meeting.  Pursuant to the Letter Agreement at least one of the TRT Nominees will serve on each of the Board’s Compensation and Executive Committees until at least the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), and Mr. Popejoy was appointed to the Board’s Compensation Committee and Mr. Frantz was appointed to the Board’s Executive Committee. If the Reporting Persons and their affiliates beneficially own less than 10% of the outstanding shares of Common Stock, but 5% or more of the outstanding shares of Common Stock, then the Reporting Persons will be entitled to representation on the Board of just one TRT Nominee. If the Reporting Persons and their affiliates beneficially own less than 5% of the outstanding shares of Common Stock, then the Reporting Persons will not be entitled to any representation on the Board.

Pursuant to the Letter Agreement, the Reporting Persons also agreed to certain restrictions that generally remain in effect until the 2017 Annual Meeting, including, among other things, not to (1) propose any shareholder proposal or seek the nomination of any candidate as a director of the Issuer at the 2017 Annual Meeting (other than the TRT Nominees), (2) solicit shareholders of the Issuer with respect to the approval of any shareholder proposal or the nomination or election of any candidate as a director of the Issuer in opposition to the recommendation of the Board, and (3) call or seek to have called any special meeting of shareholders of the Issuer.

The Letter Agreement further provides that the Reporting Persons will vote all shares of Common Stock that they are entitled to vote at the 2017 Annual Meeting as follows: (1) in favor of the election of each of the Board’s nominees for director (including the TRT Nominees), and (2) in accordance with the Board’s recommendation with respect to any (i) proposal requesting ratification of the Issuer’s independent registered public accounting firm, (ii) proposal to approve, on an advisory basis, the compensation of the Issuer’s named executive officers, and (iii) non-binding shareholder proposal under Section 14a-8 of the Securities Exchange Act of 1934.

The Letter Agreement also provides that until the 2017 Annual Meeting the Issuer and the Reporting Persons will not disparage each other, subject to certain exceptions set forth in the Letter Agreement.

The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)           At the close of business on January 25, 2017, the Reporting Persons beneficially owned, in the aggregate, 12,461,885 shares of Common Stock, which constitute approximately 19.77% of the class outstanding, of which (i) TRT Holdings beneficially owned the 7,169,741 shares of Common Stock held directly by TRT Holdings, which constitute approximately 11.38% of the class outstanding, (ii) Cresta Investments beneficially owned the 3,947,921 shares of Common Stock held directly by Cresta Investments, which constitute approximately 6.26% of the class outstanding, (iii) Cresta Greenwood beneficially owned the 1,344,223 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 2.13% of the class outstanding, and (iv) Mr. Rowling beneficially owned all of the 12,461,885 shares of Common Stock held directly by TRT Holdings, Cresta Investments and Cresta Greenwood, which constitute approximately 19.77% of the class outstanding (in each case, based upon 63,029,971 shares of Common Stock outstanding at November 1, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2016). Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in such entities.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)           None of the Reporting Persons has entered into any transactions with respect to the shares of Common Stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 99.1                              Letter Agreement, dated January 25, 2017, by and between the Issuer, the Reporting Persons and, solely for the limited purposes set forth therein, Michael T. Popejoy and Michael Frantz.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 27, 2017

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Executive Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

All of the directors and executive officers (collectively referred to in this Attachment 1 as the “TRT Covered Persons”) of TRT Holdings, Inc. (“TRT”) are citizens of the United States. The names, business address, and principal occupation of the TRT Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below. Except for Robert B. Rowling (as set forth in the attached Schedule 13D), none of the other TRT Covered Persons beneficially own any shares of common stock of Northern Oil and Gas, Inc. None of the TRT Covered Persons has entered into any transactions with respect to the shares of common stock of Northern Oil and Gas, Inc. during the past 60 days.  To the best knowledge of TRT, during the last five years, none of the TRT Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. TRT’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.

DIRECTORS

Name	Business Address	Office

David G. Adams	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Robert B. Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Travis Blake Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

EXECUTIVE OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc.	Chief Executive Officer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Executive Vice President Real Estate
	4001 Maple Ave., Suite 600	and Development
Dallas, Texas 75219

David G. Adams	TRT Holdings, Inc.	Senior Vice President Taxation and
	4001 Maple Ave., Suite 600	Assistant Secretary
Dallas, Texas 75219

Paul A. Jorge	TRT Holdings, Inc.	Senior Vice President and General
	4001 Maple Ave., Suite 600	Counsel
Dallas, Texas 75219

ATTACHMENT 2

The manager and executive officer (collectively referred to in this Attachment 2 as the “Cresta Investments Covered Persons”) of Cresta Investments, LLC (“Cresta Investments”) are citizens of the United States. The business address and principal occupation of the Cresta Investments Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Attachment 1 to the attached Schedule 13D. Except for Robert B. Rowling (as set forth in the attached Schedule 13D), none of the other Cresta Investments Covered Persons beneficially own any shares of common stock of Northern Oil and Gas, Inc. None of the Cresta Investments Covered Persons has entered into any transactions with respect to the shares of common stock of Northern Oil and Gas, Inc. during the past 60 days. To the best knowledge of Cresta Investments, during the last five years, none of the Cresta Investments Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The principal business of Cresta Greenwood, a Delaware limited liability company, is investing in equity securities and its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

MANAGER

Name	Position at Cresta Investments, LLC
Robert B. Rowling	Manager

EXECUTIVE OFFICER

Name	Position at Cresta Investments, LLC
Michael G. Smith	Secretary

ATTACHMENT 3

The names of the manager and executive officers (collectively referred to in this Attachment 3 as the “Cresta Greenwood Covered Persons”) of Cresta Greenwood, LLC (“Cresta Greenwood”) and their position at Cresta Greenwood are set forth below.  The executive officers of Cresta Greenwood are citizens of the United States. The principal occupation of the executive officers of Cresta Greenwood, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Attachment 1 to the attached Schedule 13D. Except for Cresta Investments, LLC (as set forth in the attached Schedule 13D), none of the other Cresta Greenwood Covered Persons beneficially own any shares of common stock of Northern Oil and Gas, Inc. None of the Cresta Greenwood Covered Persons has entered into any transactions with respect to the shares of common stock of Northern Oil and Gas, Inc. during the past 60 days.  To the best knowledge of Cresta Greenwood, during the last five years, none of the executive officers of Cresta Greenwood (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The principal business of Cresta Investments, a Delaware limited liability company, is investing in equity securities and its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

MANAGER

Name	Position at Cresta Greenwood, LLC
Cresta Investments, LLC	Manager

EXECUTIVE OFFICERS

Name	Position at Cresta Greenwood, LLC
James D. Caldwell	President

Michael G. Smith	Vice President and Secretary